

Mail Stop 3561

July 5, 2016

Kristina Salen
Chief Financial Officer
55 Washington Street
Suite 512
Brooklyn, NY 11201

      Re: Etsy, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 1, 2016
            Form 8-K Filed February 23, 2016
            Form 10-Q for the Fiscal Quarter Ended March 31, 2016
            Filed May 5, 2016
            File No. 001-36911

Dear Ms. Salen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted EBITDA, page 40

1. We note that the non-GAAP measure Adjusted EBITDA is presented in your Selected Consolidated Financial and Other Data for four years on page 37; however, the reconciliation to net loss, as seen on page 41, only reconciles the most recent three years. Please revise to include a reconciliation of this non-GAAP measure to the most

comparable GAAP measure for each period that this non-GAAP measure has been presented in your filing. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2015, page 48

2. We note that the growth in seller services was primarily due to an increase in Promoted Listings revenue. We also note from your February 23, 2016 earnings call that the percentage of active sellers using this service decreased 100 basis points and you changed your pricing model. Please revise your disclosure to provide your investors with information similar to that disclosed in your earnings call as discussion of the offsetting factors of usage and pricing is more informative than simply stating that revenue increased due to the re-launch of this service. Please refer to Item 303(A)(3)(ii) and (A)(3)(iii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11—Income Taxes, page 94

3. We note you recorded assets on your balance sheet titled "Deferred tax charge – current" and "Deferred tax charge – net of current portion." Based on the disclosures in your footnotes, we are unclear what these assets represent. Please tell us in reasonable detail the nature of these assets and how they are explained in the footnotes to your financial statements.

Form 8-K Filed February 23, 2016

4. We note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the fourth quarter and annual 2015 periods. We note that the only profitability measure disclosed in the tabular "Financial Summary" on the first page of your earnings release is Adjusted EBITDA. It appears that this disclosure along with your subsequent narrative analysis of this metric may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release. This comment also applies to the press release in your Form 8-K dated May 3, 2016.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Three Months Ended March 31, 2015 and 2016, page 23

5. We note that the integration of PayPal was one of the primary drivers of the increase in your revenue when compared to the prior first quarter. We also note that you integrated PayPal into your Direct Checkout service in the fourth quarter of 2015, and you disclose that the first quarter continued to benefit from this integration. Please tell us and consider revising your disclosure to better explain how long management expects revenue to continue increasing solely as a result of the fourth quarter integration of PayPal. In this regard, given that the entire first quarter reflected the integration of PayPal, it is unclear whether management expects any increase in revenue due to this integration in the second quarter as compared to the first quarter, or whether this will no longer be a factor driving a difference in revenue once you compare two quarters that are both post-integration of PayPal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products